SULLIVAN & CROMWELL LLP TELEPHONE: 1-212-558-4000 FACSIMILE: 1-212-558-3588 WWW.SULLCROM.COM	125 Broad Street New York, New York 10004-2498 ______________________ LOS ANGELES • PALO ALTO • WASHINGTON, D.C. BRUSSELS • FRANKFURT • LONDON • PARIS BEIJING • HONG KONG • TOKYO MELBOURNE • SYDNEY

September 22, 2022

Via EDGAR and E-Mail

Tony Burak
     Division of Investment Management,
         Securities and Exchange Commission,
              100 F Street, N.E.,
                    Washington, D.C. 20549.

Re:	The Swiss Helvetia Fund, Inc. Form N-CSR Filed March 3, 2022 File No. 811-05128

Dear Mr. Burak:

On behalf of The Swiss Helvetia Fund, Inc. (the “Company”), this letter provides the Company’s responses to the comments (the “Comments”) of the staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission as conveyed to the undersigned by you on September 15, 2022, with respect to the Company’s Form N-CSR for the year ended December 31, 2021, filed by the Company on March 3, 2022 (File No. 811-05128) (the “Form N-CSR”).

All responses of the Company are keyed to the individual Comments and are designated with “Company Response” below the applicable comment number.  For your convenience, each of the Comments is restated in bold italics prior to the Company’s response. All page references are to the pages of the Company’s annual report included in the Form N-CSR.

1.       In Item 11(b) of the Company’s annual report included in the Form N-CSR, the response states that “There were no changes in the Registrant’s internal control over financial reporting (as defined in Rule 30a-3(d) under the Act) that occurred during the second fiscal quarter of the period covered by this report that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.”  Form N-CSR was updated to require such statement to apply to the entire period covered by the Form N-CSR.  Accordingly, please supplementally provide a response by the Company covering the entire reporting period covered by the Company’s Form N-CSR.  Additionally, please acknowledge the Staff’s comment and confirm that the Company will respond appropriately to Item 11(b) of Form N-CSR prospectively.

Tony Burak	-2-

Company Response: The Company acknowledges the Staff’s comment and confirms that it will in future filings of Form N-CSR appropriately respond to Item 11(b).  The Company confirms supplementally:  There were no changes in the Company’s internal control over financial reporting (as defined in Rule 30a-3(d) under the Investment Company Act of 1940, as amended) that occurred during the period covered by the Company’s Annual Report on Form N-CSR for the year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

* * * * *

If you have any additional questions or comments, please feel free to contact William Farrar at (212) 558-4940.

Very truly yours, /s/ William G. Farrar William G. Farrar

cc:           Andrew Dakos
Thomas Antonucci
(The Swiss Helvetia Fund, Inc.)